J. Brian Palmer Vice President and Chief Accounting Officer

May 7, 2009

Mr. Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

160 F Street N.E.

Washington, D.C. 20549

Dear Jim,

We have received your letter dated April 23, 2009.  We currently anticipate providing our responses to you by May 20, 2009.  Should you have any questions, I can be reached at (617) 725-7115.

Sincerely,

/s/ J. Brian Palmer

CC:         Ibolya Ignat

Mark Brunhofer

Corporate Headquarters:	Executive Offices:
White Mountains Insurance Group, Ltd.	White Mountains Insurance Group, Ltd.
14 Wesley Street, 5th Floor	80 South Main Street, Hanover, NH 03755
Hamilton HM JX, Bermuda	Ph: 617-725-7115 • Fax: 617-725-7120
Ph: 441-278-3160 • Fax: 441-278-3170	E-mail: bpalmer@whitemountains.com